Kathleen M. Long

Direct Phone: +1.202.373.6149

Direct Fax: +1.202.373.6001

kathleen.long@bingham.com

September 20, 2013

Mr. Kieran G. Brown

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Virginia Premium Income Municipal Fund (the “Fund”
or “Registrant”) File Numbers: 333-187391; 811-07490

Dear Mr. Brown:

This letter responds to the comments we received from you in a letter dated May 15, 2013 on the Fund’s filing on Form N-2, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2013. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The responses below are reflected in the Fund’s Pre-Effective Amendment No. 1 filing on Form N-2, which was filed today with the SEC.

PROSPECTUS

Cover Page

1.	Comment: The fourth sentence of the first paragraph states that “[t]he Fund seeks to achieve its investment objectives by investing, under normal circumstances, at least 80% of its Managed Assets (as defined below under ‘Portfolio Contents’) in municipal securities and other related investments the income from which is exempt from regular federal and Virginia income taxes” (emphasis added). Please explain in this section what is meant by the phrase “other related investments.” Please also explain to us how this is consistent with rule 35d-1 under the 1940 Act.

Response: We confirm that the definition of “municipal securities” is broad enough that the additional language “other related investments” is essentially meaningless and has no effect on the definition. However, we

September 20, 2013

respectfully decline to delete the language “other related investments,” because this is a fundamental policy of the Fund and may not be changed without shareholder approval.

Prospectus Summary (Pages 4-19)

2.	Comment: We note that unlike other recent Nuveen municipal fund prospectuses, the Fund’s prospectus does not state that municipal securities include derivative investments creating exposure to municipal bonds, notes and securities, though the Prospectus does state that the Fund invests in derivatives. Please tell us whether the Fund’s investments in derivatives will be counted towards the Fund’s 80% tests. If so, please revise the disclosure accordingly and confirm to us that the derivative investments will be included based on their market value and not their notional value.

Response: Like other Nuveen municipal funds, the Fund’s investments in municipal securities include derivatives investments creating exposure to municipal bonds, notes and securities. Disclosure to this effect is included in the Prospectus under “The Fund’s Investments.” However, for clarity, we have also added the following disclosure in the Prospectus Summary: “Municipal securities are securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and related securities and derivative investments creating exposure to municipal bonds, notes and securities, that provide for the payment of interest income that is exempt from regular federal income tax.” Registrant does count investments in derivatives towards the satisfaction of its policies to invest at least 80% of its Managed Assets in municipal securities exempt from taxes. Registrant believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain limited circumstances. Notwithstanding the foregoing, Registrant historically has not used, and currently does not intend to use, the types of derivatives instruments where such treatment would be appropriate. Accordingly, Registrant confirms that derivatives instruments that provide economic exposure to assets that are consistent with its name will be valued at fair value in accordance with the valuation policies of Registrant for purposes of measuring compliance with Rule 35d-1. To the extent that notional value exceeds such amount, Registrant will not take such amount into account for purposes of determining compliance with Rule 35d-1. To the extent the Securities and Exchange Commission or its staff issues additional guidance in this area, Registrant reserves the right to modify its policies in accordance with such guidance.1

[1]	The Securities and Exchange Commission has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the Investment Company Act of 1940, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

September 20, 2013

3.	Comment: The first sentence of the seventh paragraph under “Investment Objectives and Policies” on page 5 states that “[a] security is considered investment grade quality if it is rated within the four highest grades by at least one of the nationally recognized statistical rating organizations (‘NRSROs’) that rate such security, or if it is unrated but judged to be of comparable quality by Nuveen Asset Management.” However, the second sentence of such paragraph states that “[b]elow investment grade quality municipal securities include those municipal securities that are rated investment grade by one or more NRSROs, but rated below investment grade by at least one NRSRO.” These sentences appear to be contradictory, as an investment that is rated as investment quality by one NRSRO and as below investment grade by another NRSRO would be deemed to be investment grade quality by the first sentence and below investment grade by the second sentence. Please revise this paragraph to disclose the Fund’s policy more clearly. We note that the paragraph under “Quality Investments” on page 16 of the SAI states that “[u]nder normal circumstances, the Fund invests at least 80% of its Managed Assets in investment grade securities that, at the time of investment are rated within the four highest grades (Baa or BBB or better) by all nationally recognized statistical rating organizations (‘NRSRO’) that rate such security or are unrated but judged to be of comparable quality by Nuveen Asset Management.” Please also revise this paragraph as necessary to reflect the Fund’s policy.

Response: We will delete the second sentence of the seventh paragraph on page 5. We will also delete the paragraph “Quality Investments.”

4.	Comment: The first sentence of the second paragraph under “Derivatives Risk, including the Risk of Swaps” on page 17 states that “[t]he Fund may enter into various types of derivatives transactions, including futures, options, swaps (including credit default swaps, interest rate swaps and total return swaps), among others.” Please confirm to us that the derivatives listed in this sentence are all the derivatives that the Fund will invest in as a principal investment strategy.

September 20, 2013

Response: We confirm that the derivatives listed in the sentence referenced above are currently all the derivatives that the Fund may invest in as a principal investment strategy. Registrant also confirms that it complies with the requirements set forth in Release 10666 and is aware of the Commission’s recent concept release relating to the use of derivatives and that it may issue future guidance relating to same which may impact the operation of the Fund. In addition, the following language appears in the “Special Risk Considerations—Derivatives Risk, Including the Risk of Swaps” and “Risk Factors—Derivatives Risk, Including the Risk of Swaps” sections of the Prospectus, “The derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the derivatives market could adversely affect the Fund’s ability to successfully use derivative instruments.”

5.	Comment: Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled “Distributions” on page 18. Please also explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if it sells his shares for less than it originally bought them.

Response: The Registrant currently does not anticipate distributions that will be characterized as a return of capital, and clarifying language to this effect will be added to the registration statement. The Fund intends to pay its ordinary monthly distributions solely from its net investment income and does not intend those distributions to be a return of capital. To the extent that it is practicable, the Fund’s dividend policy will seek to maintain relatively stable monthly distributions over time – which may be adjusted upward or downward depending upon the performance of the portfolio in generating tax-exempt income and the actual cost of leverage over time. Also, as a matter of policy, while the Fund intends to distribute most of its investment income to comply fully with requirements of “regulated investment company” status under the Internal Revenue Code of 1986, as amended, it will seek to maintain a balance of undistributed income for the purpose of balancing variations in income with its monthly dividend distributions.

Summary of Fund Expenses (Pages 20 – 21)

6.

Comment: Footnote (4) to the Fee Table on Page 20 states that “Other Expenses have been restated using current fees as if they had been in effect during the previous fiscal period; and also excludes a one-time credit related

September 20, 2013

to the fund reorganization which lowered actual expenses for the most recent fiscal period.” However, Footnote (2) to the Fee Table states that expenses are based on the November 30, 2012 semi-annual amounts. We note that the November 30, 2012 semi-annual ratio of expenses to average net assets was 2.43%, and the November 30, 2012 Statement of Operations does not include any costs related to the reorganization. The May 31, 2012 annual financial statements include reorganization costs. Please explain in this section why a “credit” is being referred to here and explain the nature of the restatements.

Response: The referenced credit related to a Fund reorganization cost that equaled approximately -0.08% or ($101,874) as of November 30, 2012. Negative expenses are traditionally not shown on the Statement of Operations, which is why the negative expense was not reflected in the Statement of Operations in the November 30, 2012 Semi-Annual Report. Additionally, the negative amount was allocated across various expenses and therefore did not affect the 2.43% gross expense ratio of expenses to average net assets as of November 30, 2012. Other Expenses in the Fee Table were restated to exclude the 0.08% one-time credit, resulting in an expense ratio that was 0.08% higher than the actual expense ratio of the prior fiscal period.

The Fund’s Investments (Pages 26 – 38)

7.	Comment: The first sentence of the paragraph under “Opportunities to Identify Underrated and Undervalued Municipal Securities” on page 27 states that “[w]ithin the state and national municipal securities markets, there are issuers with a wide array of financing purposes, security terms, offering structure and credit quality.” The second sentence of such paragraph states that “Nuveen Asset Management believes that the size, depth and other characteristics of the state and national municipal securities markets offer a broad opportunity set of individual issuers in securities that may be underrated and undervalued relative to the general market.” Please discuss in this section these issues with respect to the Virginia municipal securities market.

Response: This paragraph has been replaced in its entirety with the follow:

As of December 31, 2012, the municipal securities market aggregated approximately $3.7 trillion, with over 55,000 issuers, and a wide array of financing purposes, security terms, offering structures and credit quality.

September 20, 2013

8.	Comment: The last paragraph under “General” on page 31 discusses the concept of duration. Please also disclose in this section the Fund’s average duration as of a recent date. Provide an example of duration.

Response: We will add the following to the last paragraph under “General:” “For example, the price of a bond with an effective duration of two years will rise (fall) two percent for every one percent decrease (increase) in its yield, and the price of a five-year duration bond will rise (fall) five percent for a one percent decrease (increase) in its yield.” Additionally, we will disclose the Fund’s average duration as of a recent date at the end of that paragraph.

9.	Comment: The first sentence of the first paragraph under “Other Investment Companies” on page 38 states that “[t]he Fund may invest up to 10% of its Managed Assets in securities of other open- or closed-end investment companies (including exchange-traded funds (‘ETFs’)) that invest primarily in municipal securities of the types in which the Fund may invest directly.” Please confirm that there are no acquired fund fees and expenses that are required to be disclosed pursuant to Instruction 10 to Item 3 of Form N-2.

Response: We confirm that no acquired fund fees and expenses are required to be included in the fee table referenced above.

10.	Comment: Please confirm the Fund will limit its investment in 3(c)(1) or 3(c)(7) funds to no more than 15% of its Managed Assets.

Response: Registrant confirms that a 10% limit applies only to registered investment companies; however, Registrant notes that its ability to invest in other types of pooled vehicles is not a principal strategy of the Fund, Registrant has not historically invested in such vehicles to any material degree (i.e., more than 15% of its Managed Assets), nor does it currently intend to invest in such vehicles to any material degree. That said, Registrant is not aware of any limitations on the investment in such vehicles under the 1940 Act or otherwise and reserves the right to invest in such companies in the future in a manner consistent with the Fund’s investment objectives. To the extent the Fund does so, the registration statement will be updated to include additional disclosure describing such investments, the associated risks and any other pertinent disclosures. The updated registration statement will be filed with the SEC as appropriate (e.g., via POS 8C) at which time Registrant will endeavor to engage in a discussion with the staff regarding such changes. Of course, to the extent the Securities and Exchange Commission adopts any rules or regulations, or its staff issues any guidance in this area, Registrant will modify its policies in accordance with such guidance.

September 20, 2013

Risk Factors (Pages 42 – 53)

11.	Comment: The second sentence of the paragraph under “Certain Affiliations” on pages 52-53 states that “[a]bsent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions.” Please disclose in this section whether the Fund has applied for or intends to apply for any such exemptive relief. If the Fund has applied for or intends to apply for any such relief, please disclose in this section that there is no guarantee that any such relief will be granted.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Techniques (Pages 3 – 20)

12.	Comment: The first sentence of the second paragraph under “Segregation of Assets” on page 17 states that “[t]he Fund generally will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the Securities and Exchange Commission and its staff” (emphasis added). Please disclose in this section what is meant by the term “generally” in this context.

Response: We will replace the sentence with, “To the extent that the Fund uses its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff, such assets may not be used to cover other obligations.”

September 20, 2013

Investment Adviser, Sub-Adviser and Portfolio Manager (Pages 43 – 47)

13.	Comment: The first sentence of the second paragraph under “Annual cash bonus” on page 46 states that “[a] portion of the Portfolio Manager’s annual cash bonus is based on the Fund’s investment performance, generally measured over the past one- and three or five-year periods unless the Portfolio Manager’s tenure is shorter.” Please disclose in this section whether the bonus will be based on pre-tax or after-tax performance. See Item 21.2 of Form N-2.

Response: We will revise the language to indicate that performance-based compensation will be based on pre-tax performance.

*        *        *         *        *        *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Long

Kathleen M. Long

cc:	Kevin McCarthy